Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-251820) of Ingersoll Rand Inc., of our report dated June 29, 2022, with respect to the statement of net assets available for benefits of the Ingersoll Rand Retirement Savings Plan as of December 31, 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2021 and the related notes, and the supplemental schedules of Schedule H, line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2021 and Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 which report appears in the December 31, 2021 annual report on Form 11-K of the Ingersoll Rand Retirement Savings Plan.

/s/ RubinBrown LLP

Kansas City, Missouri
June 29, 2022